Exhibit 99(a)(5)(c)

  FURSA REITERATES TO METROMEDIA STOCKHOLDERS NOT TO TENDER TO CAUCUSCOM OFFER
                 AND TO WITHDRAW ANY PREVIOUSLY TENDERED SHARES

LYNBROOK, N.Y., August 14, 2007 - Fursa Alternative Strategies today sent the following open letter to Metromedia stockholders:

         August 14, 2007

         Dear Metromedia Stockholder:

         We at Fursa Alternative Strategies ("Fursa") would like to take this opportunity to reiterate our proposal to acquire Metromedia International Group, Inc. ("Metromedia") for $2.05 per common share. Our due diligence process is well under way, and we anticipate finishing shortly.

         We strongly urge all Metromedia stockholders NOT to prematurely tender their shares, and that those who have tendered withdraw their shares until Fursa can complete the due diligence and finalize its offer. If CaucusCom Ventures L.P. and CaucusCom Mergerco Corp ("CaucusCom") receive fewer shares than required to satisfy the Minimum Condition (as defined in the merger agreement), they are required to extend their tender offer under the terms of the merger agreement, and cannot terminate the merger agreement. Holding your shares will provide Fursa with the opportunity to complete its due diligence process, and it will provide you with the opportunity to review all information regarding Fursa's superior $2.05 per share cash proposal.

         Fursa's proposed tender offer is superior to the offer from CaucusCom, in that Fursa's proposal of $2.05 per common share represents a 14% premium over CaucusCom's $1.80 per share cash offer, while keeping all other terms and conditions, including, without limitation, the same structure (tender offer with a backend merger), representations, warranties, covenants and conditions.

         Furthermore, Fursa is highly confident in its ability to obtain the necessary financing for a transaction.

         Thank you very much for your support. We look forward to finalizing our offer soon.

         Sincerely,


         / s / William F. Harley
         -----------------------------------
         William F. Harley, President
         Fursa Alternative Strategies

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Metromedia. At the time the tender offer is commenced, Fursa will file a tender offer statement with the U.S. Securities and Exchange Commission. Metromedia's stockholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Metromedia's and other documents) that will be filed with the SEC, because they will contain important information that Metromedia's stockholders should consider before tendering their shares. These documents will be available free of charge on the SEC web site, www.sec.gov.

ABOUT FURSA ALTERNATIVE STRATEGIES

Founded in 1999, Fursa Alternative Strategies is a hedge fund management firm based in Lynbrook, New York.


CONTACT:
Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Andrea Priest, 212-355-4449